United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 1 Principle Best Practices Adopted? Explanation 1. Shareholders 1.1 Shareholding Structure 1.1.1 "the company’s capital stock shall be composed solely of common shares" Yes Completion is not applicable under the terms of the Empresas.Net System. 1.2 Shareholders’ Agreement 1.2.1 "Shareholders' Agreement shall not bind the exercise of voting rights of any director or member of the supervisory and control bodies". Not applicable Vale has no Shareholders’ Agreement in force. 1.3 Shareholders' Meeting 1.3.1 "The board should use the meeting to report the conduct of the company's business, so the management should publish a guide to facilitate and encourage participation in general meetings". Yes Completion is not applicable under the terms of the Empresas.Net System. 1.3.2 "The minutes shall enable the full understanding of the discussions held at the meeting, even if taken in the form of a summary of events occurred and contain the identification of the votes cast by the shareholders". Yes Completion is not applicable under the terms of the Empresas.Net System. 1.4 Defensive measures 1.4.1 "the board of directors shall make a critical analysis of the advantages and disadvantages of the defensive measure and their characteristics, and especially of the activation triggers and price parameters, if applicable, explaining them." No The defensive measures and, above all, of its activation triggers were analyzed within the overall scope of the corporate reorganization held in 2017, which took the Company to the Novo Mercado, so that the Bylaws currently in force provide that any person, shareholder or group of shareholders, who acquires or becomes, or has become the holder, for any reason, of shares issued by the Company in a number equal to or greater than 25% of the total common shares issued by Vale or the total capital stock, excluding treasury shares, shall, within a maximum period of 30 days from the date of acquisition or the event that resulted in the ownership of shares in a number equal to or greater than the limit stipulated above, make or request registration of, as the case may be, a tender offer for acquisition ("OPA") of all common shares issued by the Company, observing the provisions of the applicable CVM regulations, the B3 regulations and the terms of Article 46 of the Company's Bylaws, and the exceptions expressly provided for in the Bylaws. It should be clarified that the 25% trigger is in line with the practices observed in the Brazilian stock market, also respecting the scope and purpose of the corporate restructuring operation concluded in August 2017. Within this context, the Company's shareholders and the Board of Directors understood that a limit of 25% was suitable to make the OPA mandatory and then approved its inclusion in the Company's Bylaws.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 2 1.4.2 Clauses that prevent the removal of the measure from the bylaws, the so-called "entrenched clauses", shall not be used. Yes Completion is not applicable under the terms of the Empresas.Net System. 1.4.3 "If the bylaws set forth that a tender offer for the acquisition of shares (OPA) is made whenever a shareholder or group of shareholders directly or indirectly reaches a significant interest in the voting capital, the rule for determining the offer price shall not impose accrued premiums substantially above the economic or market value of the shares". Yes As provided in Article 46 of the Company's Bylaws, the minimum acquisition price in the OPA for each common share issued by the Company shall be equal to the higher of ("Minimum Acquisition Price"): (i) the economic value determined in the appraisal report; (ii) 120% of the weighted average unit quotation of the common shares issued by the Company during the 60 trading days prior to the OPA; and (iii) 120% of the higher price paid by the acquiring shareholder in the 12 months preceding the achievement of significant shareholding. There is, therefore, no premium accrual above the economic value, and the premium of 20% on market value does not represent a substantial accrual, considering that it is within market parameters, according to analyzes performed by advisors under the corporate reorganization project that took place in 2017. Notwithstanding the aforementioned, should CVM regulations applicable to the OPA determine the adoption of a calculation criterion to determine the acquisition price of each company share in the OPA resulting in an acquisition price higher than the Minimum Acquisition Price, the acquisition price calculated in accordance with CVM regulations shall prevail in executing the OPA. 1.5 Change of control 1.5.1 The Company's bylaws shall establish that: (i) transactions which set the direct or indirect disposal of controlling interest is to be accompanied by a tender offer for acquisition of shares (OPA) addressed to all shareholders at the same price and under the same conditions obtained by the selling shareholder; (ii) directors must express their views on the terms and conditions of corporate reorganizations, capital increases and other transactions that give rise to a change of control, and determine whether they ensure fair and equitable treatment for the company's shareholders. Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 3 1.6 Statement of the management on the OPAs 1.6.1 The bylaws shall provide for the board of directors to give its opinion regarding any OPA having as its subject matter shares or securities that are convertible or interchangeable into shares issued by the company, which shall include, among other relevant information, management's opinion on possible acceptance of the OPA and on the economic value of the company. Yes Completion is not applicable under the terms of the Empresas.Net System. 1.7 Income Allocation Policy 1.7.1 The company shall prepare and disclose a policy for allocation of results defined by the board of directors. Among other aspects, such policy shall provide for the periodicity of dividend payments and the benchmark to be used to define the respective amount (percentages of adjusted net income and free cash flow, among others). Yes Completion is not applicable under the terms of the Empresas.Net System. 1.8 Government- controlled private companies 1.8.1 The bylaws shall clearly and precisely identify the public interest that justified the formation of a government-controlled private company, in a specific chapter. Not applicable Completion is not applicable under the terms of the Empresas.Net System. 1.8.2 The board of directors shall monitor the company's activities and establish policies, mechanisms and internal controls to determine the possible costs of serving the public interest and any compensation of the Not applicable Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 4 company or other shareholders and investors by the controlling shareholder. 2. Board of Directors 2.1 Duties 2.1.1 The Board of Directors shall, without prejudice to other legal and statutory duties and to other practices set forth in this Code: (i) define business strategies, taking into account the impacts of the company's activities on society and the environment, aiming at the company's continuity and the creation of long- term value; (ii) periodically assess the company's exposure to risks and the effectiveness of risk management systems, internal controls and the compliance/integrity system, and approve a risk management policy consistent with business strategies (see chapter 4); (iii) define the company's ethical values and principles and ensure the company's transparency in its relationship with all stakeholders (see chapter 5); (iv) annually review the corporate governance system, seeking to improve it. Yes Item (i): The Board of Directors deliberates on the strategic guidelines and strategic plan of the company, considering people safety, the social progress and the respect for the environment, acting as guardian of the implementation of the approved strategy. In 2020, the Board of Directors met 4 times to address exclusively the Company's strategic plan, and in 2021 it already held 3 meetings to deal with this agenda. Item (ii): The Board of Directors deliberates on the Company's corporate and financial risk policies proposed by the Board of Executive Officers, relying, on a permanent basis, on the Operational Excellence and Risk Committee, the People, Compensation and Governance Committee (“CPRG”), the Financial Committee, the Audit Committee, the Sustainability Committee, and the Innovation Committee to support it in assessing the effectiveness of processes and controls of complex risks or which may have a significant impact on the Company, with due regard for each Committee’s area of activity. Besides this, the Company counts, for the purposes of verification and monitoring of Risk Management, on the five Business Risks Executive Committees, the Executive Board, the Fiscal Council and the structure of 3 lines of defense, the 1st composed of the executors of the Company's operational and business processes, the 2nd composed of a set of "Experts" Lines of Defense, which includes, among others, the Executive Board of Safety and Operational Excellence, coordinated by the Executive Management of Process Governance, Business Risks and Internal Controls, and the 3rd line of defense composed of the Internal Audit and the Whistleblower Channel. The guidelines and instructions for the risk management strategy are set out in the Company's Risk Management Policy, reviewed by the Board of Directors on March 15th, 2021. The Board of Directors periodically monitors, through Vale's Integrated Global Risk Map, the main risks of the Company, with this, Vale seeks to have a clear view of its main risks, working on them systematically through the adoption of prevention/mitigation measures. Item (iii): The Board of Directors deliberates on policies of functional conduct based on ethical principles embodied in the society's Code of Conduct, as well as acting as a guardian of commitments related to respect for human rights. In March 2021, new Ethics & Compliance Program was launched, under the responsibility of the Compliance Department. For further information about such Department and Program, see item 5.1 of this Report. Item (iv): The Board of Directors acts as the guardian of the corporate governance model and practices, and is advised by the CPRG, which, among other duties, conducts the annual review of Vale’s corporate governance system. 2.2 Composition of the Board of Directors 2.2.1 The bylaws shall establish that: (i) the board of directors shall be composed of a majority of external members, with at least one third of independent members; (ii) the board of directors Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 5 shall evaluate and annually disclose who are the independent directors, as well as indicating and justifying any circumstances that might compromise their independence. 2.2.2 The board of directors shall approve an appointment policy establishing: (i) the process for the appointment of members of the board of directors, including an indication of the participation of other corporate bodies in said process; (ii) that the board of directors shall be composed taking into consideration the availability of time for its members to perform their duties and the diversity of knowledge, experience, behavior, cultural aspects, age group and gender. Yes On July 22, 2020, Vale's Nomination Committee was created and installed, with the mission of advising the Board of Directors proposing improvements related to its structure, size and composition, in addition to recommending competencies, profiles and potential candidates for the position of Director, so that the Company can benefit from the plurality of arguments and a decision-making process with quality and safety, in accordance with the law, ethics and best corporate governance practices. On September 10, 2020, on the recommendation of the People, Compensation and Governance Committee and the Nomination Committee, the Board of Directors approved Vale's Management Nomination Policy, which establishes principles, criteria and procedures to guide the choice of candidates for the positions of members of the Board of Directors, of the Advisory Committees and the Executive Board, Directors with direct reporting to the Chief Executive Officer and Vale’s Chief Compliance Officer, in line with the best corporate governance practices and applicable legislation. The Nomination Policy describes the minimum qualifications to occupy such positions, including: (i) outstanding professional experience; (ii) strategic vision; (iii) availability of time for the proper exercise of the role; (iv) communication skills; and (v) the ability to work as a team. The bylaws of the Nomination Committee and the full Policy can be found at http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees- councils/Paginas/default.aspx and http://www.vale.com/esg/pt/Paginas/PoliticasDocumentosCorporativos.aspx, respectively. 2.3 Chairman of the board 2.3.1 The chief executive officer shall not accumulate the position of chairman of the board of directors. Yes Completion is not applicable under the terms of the Empresas.Net System. 2.4 Evaluation of the board and directors 2.4.1 The company shall implement an annual process for evaluating the performance of the board of directors and its committees, such as collective bodies, the chairman of the board of Yes The Board of Directors carries out an annual performance appraisal, with the support of the Personnel, Compensation and Governance Committee, which analyzes and recommends the evaluation methodology, aiming at continuous improvements in the process. The Advisory Committees (excluding the Nomination Committee) also carry out the annual performance self-assessment, the result of which must be submitted to the Board of Directors.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 6 directors, the directors, considering them individually, and the governance secretary, if any. The directors are evaluated individually each year and the consolidated result of the evaluations is brought to the attention of the Board, while the individual results are shared with the Chairman of the Board for further feedback with each director. In 2020, with the support of the Personnel, Compensation and Governance Committee, Vale hired a specialized external consultancy to coordinate the self-assessment surveys and to conduct the evaluation process of the effectiveness the Board of Directors and Advisory Committees, as collective bodies and individually on the performance of their members, including the Chairman of the Board of Directors. The scope of assessment of the Board and Advisory Committees covers, for each collective body: (a) its composition and structure; (b) its dynamics; (c) its processes and supporting structures and; (d) its effective contributions to the execution of the Company's objectives, in addition to highlighting opportunities for improvement and providing members with feedback. The scope of the directors' assessment, on the other hand, assesses aspects such as contribution, participation and engagement, skills and personal profile. The results are shared with the Chairman of the Board and each member holds a feedback session with the Chairman of the Board and/or with the consulting firm. In the dimension of processes and support structure, the Corporate Governance Secretariat was also assessed as part of its role to improve and ensure the adoption of the processes associated with corporate governance and the smooth functioning of the Board and the Committees, as well as in their integration and connection with the organization. 2.5 Succession planning 2.5.1 The board of directors shall approve and keep up to date a succession plan for the chief executive officer, whose preparation shall be coordinated by the chairman of the board of directors. Yes The Company has a process for approving succession plans for the organizational positions of Executive Officers and Chief Executive Officer, in which the successors to key leadership positions are discussed and validated, at which time actions are identified to ensure quality, feasibility and optionality, according to the best practices on the matter. In addition to identifying names, it also focuses on developing the profiles, reinforcing robustness for identifying succession alternatives. The results of this process are taken for evaluation of the Personnel, Compensation and Governance Committee, which submits them for approval by the Board of Directors. The current Succession Plan of the Chief Executive Officer was approved by the Board of Directors on September 10, 2020, with the favorable opinion of the Personnel, Compensation and Governance Committee, and is periodically monitored by the aforementioned Committee and the Board. 2.6 Integration of new directors 2.6.1 The company shall have a previously structured program for integrating new members of the board of directors, so that the said members are introduced to the key people of the company and its facilities and which addresses essential issues Yes Vale's Corporate Governance Department regularly promotes an integration and training program for the Board of Directors that involves, among other initiatives: (a) holding specific onboarding meetings; (b) holding trainings with the support of Executives and specialists in several areas of the Company, for an institutional view and an overview of the strategic issues for the Company and accelerate the integration of new directors on essential themes to understand the culture, values, organizational structure, business and segments, and the Company's main challenges; and (c) technical visits by its members to the Company's operational areas in Brazil and abroad, in order to keep them in touch with the local leadership and updated on critical business issues in their day-to-day routines. Since the election of the Board of Directors on May 3, 2021, 05 onboarding meetings have been held. In view of the pandemic scenario, the training sessions and field trips in 2020 were suspended, and in June

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 7 for the understanding of the company's business. 2021, field trips were carried out only with 5 newly elected counselors, respecting all measures and norms of health and medicine and occupational safety and official regulations of the Brazilian Government. 2.7 Compensation of directors 2.7.1 The compensation of the members of the board of directors shall be proportionate to the duties, responsibilities and time devoted. There shall be no compensation based on participation in meetings, and the variable compensation of the directors, if any, shall not be linked to short-term results. Yes Completion is not applicable under the terms of the Empresas.Net System. 2.8 Internal regulations of the board of directors 2.8.1 The board of directors shall have an internal regulation, which governs its responsibilities, duties and operating rules, including: (i) the duties of the chairman of the board of directors (see 2.3); (ii) the rules for replacing the chairman of the board in his/her absence or vacancy; (iii) the measures to be taken in situations of conflict of interest; and (iv) the definition of what is considered adequate preparation time regarding receiving the materials for discussion at meetings, and reading said material thoroughly. Yes Completion is not applicable under the terms of the Empresas.Net System. 2.9 Meetings of the board of directors 2.9.1 The board of directors shall establish an annual schedule with the dates of ordinary meetings, which shall not be less than six nor greater than twelve, and call special meetings whenever it deems them Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 8 necessary. This schedule shall provide for an annual thematic agenda with relevant subjects and dates of discussion. 2.9.2 Board meetings shall regularly provide for exclusive sessions for external directors, without the presence of executive officers and other guests, for alignment of external directors and discussion of issues that may create embarrassment. Yes Completion is not applicable under the terms of the Empresas.Net System. 2.9.3 The minutes of the meeting of the board shall be clearly drafted and record the decisions taken, persons in attendance, the dissenting votes and the abstention from voting. Yes The minutes of the meetings of the Company's Board of Directors record the persons in attendance, the matters submitted for deliberation, the decisions taken and, if applicable, dissenting votes and abstentions. It should be clarified that the Internal Regulations of the Company’s Board of Directors state that the minutes of the meetings will be clearly written, will record the attendees, the presentations made, all decisions taken, including dissenting votes, and abstention of votes due to conflicts of interest. 3. Statutory 3.1 Duties 3.1.1 The executive board shall, without prejudice to its legal and statutory duties and other practices set forth in this Code: (i) implement the risk management policy and, whenever necessary, propose to the board possible needs for review of this policy, as a result of changes in the risks to which the company is exposed (see 2.1.1 (ii) and chapter 4); and (ii) implement and maintain effective mechanisms, processes and programs for monitoring and disclosing financial and operating performance and the impacts of the company activities on the society and the Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/30/2021

	environment (see Chapter 5).		
	3.1.2 The executive board shall have its own internal regulations establishing its structure, its functioning and its roles and responsibilities.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
3.2 Appointment of directors	3.2.1 There shall be no reserve of positions on the executive board or management positions for direct appointment by shareholders.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
3.3 Evaluation of the chief executive officer and executive Board	3.3.1 The chief executive officer shall be evaluated annually in a formal process conducted by the board of directors, based on verifying if the financial and non-financial performance targets, established by the Board of Directors, were achieved	Yes	The Chief Executive Officer, the members of the Board of Executive Directors, and other Directors directly reporting to the Chief Executive Officer are evaluated annually in a formal process carried out by the Board of Directors, according to their performance, based on objective and qualitative goals derived from the strategic planning and annual budget approved by the Board of Directors. To this end, the Board of Directors annually approves, with the support of the Personnel, Compensation and Governance Committee, the goals panel applicable to executives and deployed to the rest of Vale's employees. The monitoring of goals is equally conducted by the Personnel, Compensation and Governance Committee, with the support of the People Department, and the assessment is performed on an annual basis by the Company's Board of Directors. For 2021, the Company brought a greater focus to goals related to critical objectives, so that Vale can achieve the defined aspirations in order to reinforce a more integrated performance between the areas. In this sense, the 2021 Goal Panel included the collective indicators related to Cultural (People) Transformation, Productivity and Management Model (Vale Management System - VPS). In addition, the EBITDA Indicator - Current Investment without adjustments was removed from the panel, remaining as a payment trigger and a spending limit. We reiterate that the Health, Safety, Geotechnics, Reparation and Compliance areas do not have the financial and productivity results in their target panel. In addition, since 2020, the Company has adopted metrics even more focused on socially responsible issues (Environmental, Social and Governance or "ESG") for the short- and long-term variable remuneration of its managers, seeking to strengthen the strategic pillars of Safety & Operational Excellence and the New Pact with Society, increasing the visibility of the Company's commitment to the ESG theme. In 2020, the Individual Performance Evaluation process was reformulated and one of the improvements was the inclusion, with direct impact on the Annual Bonus, of Behavioral Performance Factor (BPF) which can leverage or reduce the amount to be paid for the performance presented in the year., As output of the process, possible individual actions with an impact on the compensation of the Statutory Officers are approved, with due regard for meritocracy and pay for performance. As developments of the evaluations, in addition to the reducing factor/lever of the Annual Bonus, meritocracy and differentiation actions of executives who present better performance can be implemented, as well as feedback and development actions, if there are executives with lower performance than desired.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 10 3.3.2 The results of the evaluation of the other officers, including the chief executive officer's proposals regarding the goals to be agreed upon and the permanence, promotion or dismissal of executive officers in their respective positions, shall be submitted, analyzed, discussed and approved at a meeting of the board of directors. Yes See clarifications provided in item 3.3.1 of this Report. During the months of December, 2020 and January 2021, the Board of Directors, with support from the Personnel, Compensation and Governance Committee, analyzed and discussed the individual behavioral assessments of the Chief Executive Officer, Executive Officers, and other Officers reporting directly to the Chief Executive Officer, and approved the final determination of the collective and individual goals’ panel of these, relative to the performance of 2020. 3.4 Compensation of the executive board 3.4.1 The compensation of the executive board shall be set by means of a compensation policy approved by the board of directors through a formal and transparent procedure that takes into consideration the costs and risks involved. Yes The Board of Directors distributes the annual global compensation set by the Annual Shareholders' Meeting among the members of the Board and the members of the Board of Executive Officers. The Board counts on the support of the Personnel, Compensation and Governance Committee to evaluate the model for compensation of members of the Board of Executive Officers and the proposal of distribution of the annual global budget for the compensation of managers. This Committee constantly monitors the main practices, trends, and conditions prevailing in the market, the competitive environment and the relativity of this group's remuneration, and considers as one of the main pillars of the design of the remuneration proposal the establishment of goals linked to the Company's sustainable performance and returns to its investors. Vale’s Executive Board’s Compensation Policy which sets forth the general guidelines and rules for defining the model and management of the remuneration of Vale’s Board of Executive Directors, has the following principles: • Align the priorities and efforts of the executives to the shareholders’ view, constantly seeking balance in relations with stakeholders. • Leverage and reward the generation of value and sustainable results, with a long-term perspective, considering Vale’s vision of leading the transition to a low carbon economy, generating social progress and respect for the environment. • Reinforce meritocracy, differentiation, and other forms of encouraging performance overcoming, balanced with good management and mitigating business risks. • Align Vale’s remuneration practices with the best international governance practices. • Promote clarity and simplicity. • Provide competitive remuneration to attract and retain highly trained executives in the global talent market, preserving adequate levels of remuneration in view of market practices. The Policy provides that the members of the Statutory Board of Executive Directors are entitled to (i) fixed compensation, including compensation for the management services rendered and direct and indirect benefits, (ii) variable compensation, including bonus, (iii) share-based compensations, among other benefits. It should be noted that the compensation components described above are evaluated annually, based on surveys of the compensation of the international peer group and can be readjusted when applicable, aiming at maintaining the competitiveness of the package offered to its executives.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 11 It is important to highlight that the Policy provides for the Malus Clause and, in 2020, the Board of Directors approved the adoption of the Clawback rule as a complement to Malus, for implementation from 2021. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation provided for payment or installments already paid to executives. It should be highlighted that the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. For more information on the compensation of Officers, see item 13 of the Company's Reference Form. 3.4.2 The compensation of the Executive Board shall be linked to results, with medium- and long- term goals clearly and objectively related to creating long-term economic value for the company. Yes See clarifications provided in item 3.3.1 of this Report. 3.4.3 The incentive structure shall be aligned with the risk limits defined by the board of directors and prohibit the same person from controlling the decision-making process and its respective oversight. No one shall decide on his/her own compensation. Yes The annual compensation proposal is prepared with the support of the Personnel, Compensation and Governance Committee based on the Compensation Policy and market principles, taking into account the responsibilities of managers, the time devoted to their duties, their professional competence and reputation, and the value of their services in the market, the short- and long-term strategy, its return to shareholders, and the sustainability of its business. The compensation goals are defined and approved annually by the Board of Directors, under the premise of generating a relevant impact in the short and long terms, balancing performance and potential risks and being intrinsically related to the strategy and the annual budget. The Personnel, Compensation and Governance Committee, makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, on an aggregate basis, by the Annual Shareholders' Meeting, under the provisions of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors to distribute it among its members and the Board of Executive Officers. Furthermore, as shown above, the Company's Board of Executive Officers is not responsible for approving its compensation, nor is it responsible for establishing goals and parameters for purposes of determining their variable compensation. 4. Supervisory and Control Bodies 4.1 Audit committee 4.1.1. The statutory audit committee shall: (i) have, among its duties, the duty to advise the board of directors on the monitoring and control of the quality of financial statements, internal Yes The statutory Audit Committee is an advisory body to the Board of Directors, composed of no less than three (3) and no more than five (5) members, all independent, which main purpose is to supervise the quality and integrity of financial reports, adherence to legal, statutory and regulatory standards, the adequacy of processes relating to risk management, and the activities of internal and independent auditors. As provided in the Internal Regulations of the Board of Directors, the coordinator must be a member of the Board. The Audit Committee is coordinated by an independent Board member.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A.
Base date for the information: 07/30/2021

	controls, risk management and compliance; (ii) be composed mostly of independent members and coordinated by an independent director; (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal control, financial and audit areas, cumulatively; and (iv) have its own budget for hiring consultants for accounting, legal or other matters, when the opinion of an external expert is necessary.		The Internal Regulation establishes that the Audit Committee has, among others, the following attributions: (i) to supervise the activities of the independent auditors to assess their independence, the quality of the services provided; and the adequacy of the services provided to the needs of the Company; (ii) supervise the activities of the internal controls and controllership area, responsible for preparing the Company's financial statements, as well as evaluating the internal control environment at its different levels, competences and responsibilities with regard to the preparation of the financial statements; (iii) evaluate and monitor the Company's risk exposures; and (iv) recommend to the Board the hiring or dismissal of independent auditors for the preparation of an independent external audit or for any other service, giving an opinion on their fees, and evaluating the results of the services they provide. The Committee has operational autonomy and budget allocation, being able to determine the hiring of services of lawyers, consultants and analysts, as well as other resources that are necessary for the performance of its functions, observing the Company's internal policies and standards and the Committee's budget, approved by the Board of Directors. For more information about the Audit Committee, see item 12 of the Company's Reference Form and Committee's Internal Regulations available on the CVM website and at the links http://www.vale.com/brasil/PT/investors/information-market/annual-reports/reference-form/Paginas/default.aspx e http://www.vale.com/brasil/PT/investors/corporate-governance/board-committees-councils/Paginas/default.aspx.
4.2 Fiscal Council	4.2.1 The fiscal council shall have its own internal regulation describing its structure, its functioning, work program, its roles and responsibilities, without hindering the individual performance of its members.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	4.2.2 The minutes of the meetings of the fiscal council shall follow the same rules for disclosure of the minutes of the board of directors.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
4.3 Independent Audit	4.3.1 The company shall establish a policy for hiring non-audit services from its independent auditors, approved by the board of directors, prohibiting the hiring of non-audit services that could compromise the independence of auditors. The company shall not hire as an independent auditor anyone who has	Yes	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 13 performed internal audit services for the company less than three years previously. 4.3.2 The independent audit team shall report to the board of directors, by means of the audit committee, if any. The audit committee shall monitor the effectiveness of the work of the independent auditors, as well as their independence. It shall also evaluate and discuss the annual work plan of the independent auditor and refer it to the Board of Directors for consideration. Yes Completion is not applicable under the terms of the Empresas.Net System. 4.4 Internal audit 4.4.1 The company shall have an internal audit area directly linked to the board of directors. Yes As provided for in the Company's Bylaws, Vale's Board of Directors is responsible for, among others: (i) appointing and removing the person in charge of the Compliance Department, area that integrates the activities of Corporate Integrity, Internal Audit, and Whistleblower Channel, and who is directly subordinated to the Board of Directors; and (ii) resolving on Vale's policies and annual internal audit plan, proposed by the person in charge, as well as taking note of its reports and determining the adoption of necessary measures, with the support of the Audit Committee. The Internal Audit has its own Regulations and a Policy that establishes the general principles and guidelines for the performance of its work, both approved by the Board of Directors. In addition to periodically reporting to the Audit Committee, it also maintains a monthly agenda with the Fiscal Council. The structure of the Internal Audit is evaluated on an annual basis and, as appropriate, reviewed, using risk-based methodology and the relevance of the operations in order to ensure the suitability of the team to the size and complexity of Vale. Its performance is global and has teams in several locations. 4.4.2 In case of outsourcing of this activity, the internal audit services shall not be performed by the same company that provides audit services for the financial statements. The company shall not hire for internal auditing anyone who has performed Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 14 independent auditing services for the company less than three years previously. 4.5 Risk management, internal controls, and integrity/compliance 4.5.1 The company shall adopt a risk management policy, approved by the board of directors, which includes the definition of the risks against which protection is sought, the instruments used for this purpose, the organizational structure for risk management, the evaluation of the suitability of the operating structure and internal controls to verify its effectiveness, in addition to defining guidelines for establishing acceptable limits for the company's exposure to these risks. Yes The Risk Management Policy was revised by the Board of Directors on March 15, 2021. This policy is public, is available on the website www.vale.com, and provides Vale's governance structure, based on the Lines of Defense model, detailing its roles and responsibilities, and the instruments used for risk management, such as the Risk Map and Matrix. The Risk Management Policy establishes the guidelines and directions for the global integrated management of risks and is based on the following principles and guidelines: (i) to support Vale System strategic planning, budgeting and businesses sustainability; (ii) to strengthen Vale System’s capital structure and asset management, inserting management concepts and criteria based on risks in the operation and maintenance of assets and logistics modals; (iii) to strengthen Vale's governance practices based on the concept of lines of defense; (iv) to adopt the concepts of ISO 31000, ISO 55000 and COSO- ERM as references for risk management. Regarding Operational Safety, to adopt the RBPS (Risk Based Process Safety) as an operational safety management system; (v) to measure and monitor Vale System's potential risks in a consolidated manner, considering the effects of diversification, when applicable, of its business portfolio; (vi) to establish an specialized structure for independent and dedicated actuation, as the 2nd Specialist Defense Line, to evaluate the potential operational risks, including geotechnical risks; (vii) to evaluate the impact in the map and risk tolerance of Vale System when taking decisions about new investments, acquisitions and divestments. Based on said policy and organizational structure of Governance, Risk and Compliance, in conjunction with the business, project, support and administrative areas, the Company seeks protection for the main risks that may adversely and materially impact the objectives outlined by the Company's top management, its reputation, as well as its financial and operating results. Main risks are monitored periodically, as well as the effectiveness of their key prevention/mitigation controls and the implementation of their handling strategies. Thus, Vale seeks to have a clear vision of its main risks, acting on them systematically through the adoption of prevention or mitigation measures. At least once a year or as requested, the themes contained in the Integrated Risk Map should be evaluated and validated by Vale's Board of Directors, according to recommendations of the Executive Board, and may be maintained, revised, excluded, or added. The Executive Management of Process Governance, Business Risk, and Internal Controls, during the stages of SOX Certification, assesses the control environment at the entity level in order to ensure the governance of the Company's business risk management. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements. 4.5.2 It is incumbent upon the board of directors to ensure that the executive board has internal mechanisms and controls to know, evaluate and control risks, to keep them at levels that are Yes The Company's Bylaws provide that the Board of Directors is responsible for deliberating on the company's financial and corporate risk policies proposed by the Executive Board. It is also worth mentioning that the said Bylaws expressly provide for the Executive Board to prepare and propose to the Board of Directors the company's financial policies and execute the approved policies and prepare and propose to the Board of Directors the policies on institutional responsibility for the Company, such as the Company's social responsibility, environment, health, and safety policies, as well as implementing the approved policies.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 15 consistent with the limits set, including the compliance/integrity program, with a view to complying with laws, regulations, and external and internal standards. The Company has an operational structure to check and monitor the policies and internal controls, with the Board of Directors being the body responsible for approving Vale's risk policies. The Board of Directors is supported by Advisory Committees that, among other duties, are responsible for monitoring the scope of action and the effectiveness of the risk management of the business by the Executive Board, aligned with the guidelines set out by Vale’s Board of Directors. In addition, Vale has the Business Risk Executive Committees (to support the Board), the Company’s Board of Directors and the Fiscal Council. It is worth mentioning that throughout 2020 and 2021, the Board of Directors, with support from its Advisory Committees and the Executive Board, adopted several measures to further strengthen risk-related governance. Among these measures, the most recently implemented were the following: • In August 2020, the Risk Management Policy was revised to establish the Executive Committee for Sustainability, Institutional Relations and Reputation Risks. The Integrated Risk Map was revised to include two new categories: Sustainability, Reputation and People. • In 2020, a new global risk platform was launched to promote synergies between lines of defense, ensuring greater knowledge sharing and simplification of processes. • Establishment of the Compliance Department, led by the Chief Compliance Officer ("CCO"), who reports directly to the Board of Directors and is supervised by the Audit Committee, ensuring autonomy and independence from other executive structures of the company. • In March 2021, a new review of the Risk Management Policy was carried out to include concepts of business risks, corporate and operational process risks and to reinforce the roles and responsibilities of the three lines of defense. The Risk Management Policy can be accessed on our website. The Integrated Risk Map has been revised again to include two new themes: Pandemics, Epidemics and Endemics and Geopolitical. 4.5.3 The executive board shall assess, at least once a year, the effectiveness of the policies and risk management systems and internal controls, as well as the compliance/integrity program, in addition to reporting to the board of directors on such assessment. Yes The current internal control and risk management process and structures seek the effectiveness of risk management and internal control systems and policies, as well as the integrity/compliance program, ensuring that they are regularly assessed. The Executive Board is responsible for promoting, through human, financial or any other nature resources, through deliberations under its purview, the required support for the 1st and 2nd Line of Defense to act on the reduction or in eliminating risks classified in the Risk Matrix at the "Mandatory Risk Level Reduction" level, and to ensure “Continuous Monitoring” level risks have effective controls and action plans. The Executive Board, for its advisory regarding risks and the integrity program, has: • Business Risk Executive Committees, divided into 5 (five) committees with different scope of action: (i) Operational Risks; (ii) Geotechnical Risks; (iii) Strategic, Financial and Cybernetic Risks, (iv) Compliance Risks and (v) Sustainability, Institutional Relations and Reputation Risks. • Conduct and Integrity Committee (former Ethics Committee) to promote the continuous improvement of Vale’s ethical awareness, through the review of guidelines and coordination of communication actions and training on matters related to the Code of Conduct and to the Company’s anti-corruption rules. • Executive Management of Process Governance, Business Risk, and Internal Controls, during the stages of SOX certification, that assesses the control environment at the entity level in order to

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 16 ensure the governance of the Company's business risk management. The purpose of this assessment is to provide assurance regarding the reliability of the financial statements Throughout 2020, the Compliance and Risk Committee (name changed in April 2020 to Operational Excellence and Risk Committee), advisory body linked to the Board of Directors (see item 4.5.2) met 13 times and based on the Risk Matrix and the Integrated Global Risk Map, monitored the main risk mitigation, crisis management and business continuity plans, and continued to interact with the Independent Extraordinary Advisory Committee for Dam Safety, aiming to further strengthen risk-related governance. In addition, it monitored the application of the Vale - VPS management system throughout the company and emphasized the development of a culture of awareness about risks, as well as a proactive behavior in risk management. In addition, it revised the following Policies: a) Risk Management; b) Dam Safety and Geotechnical Structures; c) Vale's Management System Policy. Until July 2021, the referred Committee met 08 times, including exclusive sessions and joint sessions, with other bodies. The Board of Directors also noted the need to further intensify the risk schedule, especially operational and geotechnical risks (measures mentioned in item 4.5.2). In the last twelve months, the Board of Directors has twice reviewed Vale's Risk Management Policy, on August 13, 2020 and March 15, 2021 (effective). 5. Ethics and Conflict of Interest 5.1 Code of conduct and reporting channel 5.1.1 The company shall have a conduct committee, endowed with independence and autonomy and directly linked to the board of directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the reporting channel, as well as conducting investigations and proposing corrective measures related to breaches of the Code of Conduct. Yes Vale S.A.'s Conduct and Integrity Committee is a collegiate body established by the Board of Directors to act, in a deliberative and consultative manner, in the improvement and revision of guidelines, such as the Code of Conduct and internal policies, of Vale’s ethical conscience through training and dissemination, and in ensuring equity in the treatment of violations of the ethical standards identified by the Company's Inspection and Control Governance. The Conduct and Integrity Committee works in conjunction with the Compliance Department, which is overseen by the Audit Committee. The Compliance Department reports directly to Vale's Board of Directors, which guarantees the autonomy and independence necessary to conduct the Internal Audit, Whistleblower Channel and Corporate Integrity areas, the latter being the 'guardian' of Vale's Ethics & Compliance Program. Vale's Ethics & Compliance Program has clear governance, guidelines and rules on how to overcome dilemmas and make the best decisions in a responsible and ethical manner. The Program has six important pillars: (1) Governance; (2) Guidelines; (3) Communication & Training; (4) Monitoring & Risks; (5) Whistleblower Channel; (6) Consequence Management. In the guidelines pillar is the main document of the Ethics & Compliance Program: the Code of Conduct. The Code of Conduct is approved by Vale’s Board of Directors. Its guidelines apply to Vale and its subsidiaries in Brazil and in other countries, employees, administrators, interns, suppliers and any person acting on behalf of Vale or its subsidiaries In the fifth pillar of the Program is the Whistleblower Channel. Anyone, inside or outside Vale, who wants to report a suspicion or a case of ethical misconduct can use the Whistleblower Channel. The Channel is structured to guarantee confidentiality, protect whistleblower anonymity and protect the information for a

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 17 fair investigation. The Whistleblower Channel offers all conditions for a report to be independently verified. Under no circumstances there will be a breach of confidentiality, intimidation or retaliation against whistleblowers. Any employee or administrator who violates the principles of the Code of Conduct or other Vale policies and rules is subject to disciplinary measures, which will be apply according to local laws and the severity of the violation. 5.1.2 The code of conduct, prepared by the board, with support from the conduct committee, and approved by the board of directors, must: (i) discipline the company’s internal and external relations, expressing the expected commitment of the company, its directors, officers, shareholders, employees, suppliers and stakeholders with the adoption of adequate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of the member of the board of directors, the audit committee and/or the conduct committee, if any, which, as the case may be, is in conflict; (iii) clearly define the scope and coverage of the actions aimed at investigating the occurrence of situations understood as performed with the use of privileged information (e.g.: use of privileged information for commercial purposes or to obtain advantages in the trading of securities); (iv) establish that ethical Yes Completion is not applicable under the terms of the Empresas.Net System.

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 18 principles motivate the negotiation of contracts, agreements, proposals to amend the bylaws, as well as the policies that guide the entire company, and establish a maximum value for the goods or services of third-parties that managers and employees can accept free of charge or favored. 5.1.3 The reporting channel shall be endowed with independence, autonomy and impartiality, having in place operating guidelines defined by the executive board and approved by the board of directors. It shall be operated independently and impartially and guarantee the anonymity of its users, in addition to promoting, in a timely manner, the required investigations and measures. This service may be provided by a third party of renowned capability. Yes The Whistleblower Channel is one of the areas of the Compliance Department, which has direct reporting to the Board of Directors and is supervised by the Audit Committee. This structure guarantees the autonomy and independence necessary for the execution of its activities, including the operation of the Whistleblower Channel, which has specific methodologies and protocols. Anyone, inside or outside Vale, who wants to report a suspicion, or a case of ethical misconduct can use the Whistleblower Channel. The allegations are received via an independent contractor, and the investigation is coordinated by the Whistleblower Channel team, which is composed of professionals with varied skills and backgrounds who assist in the judgment and conduct of the investigations carried out by the area, independently and impartially, including the guarantee of anonymity and confidentiality of users and whistleblower who prefer not to identify themselves as well as a guarantee of non-retaliation. Violations of the Code of Conduct, and other Vale policies, rules, procedures and guidelines, subject the violators to consequences, which include verbal or formal warning, suspension or dismissal. The disciplinary measures are applied considering the type of violation and its severity, the guidelines of Vale’s Conduct and Integrity Committee, Human Resources area and the applicable legislation. 5.2 Conflict of interest 5.2.1 The company's governance rules shall ensure the separation and clear definition of duties, roles, and responsibilities associated with the mandates of all governance agents. The decision- making powers of each instance shall also be defined, in order to minimize potential sources of conflicts of interest. Yes According to Vale's Bylaws, it is the responsibility of the Board of Directors to establish the powers of the Executive Board. In turn, the Executive Board is responsible for, among other competences: (i) to inform the Board of Directors about the limits of individual powers of Executive Officers, respecting the limits of powers of the collegiate Executive Board established by the Board of Directors, and (ii) to establish, based on the limits of powers established by the Board of Directors for the Executive Board, the limits of powers along the hierarchical line of Vale's administrative organization. Vale's Bylaws also establishes that it is the responsibility of the Board of Directors to deliberate on policies to avoid conflicts of interest between Vale and its shareholders or management, as well as on the adoption of measures deemed necessary in the event of conflicts of this nature. In this sense, the Related-Party Transactions and Conflicts of Interest Policy ("Related-Party Transactions Policy”), with its last review approved on January 28, 2021, establishes guidelines and principles to ensure that such transactions are

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			conducted within market parameters, ensuring the best practices of corporate governance, with due transparency, prioritizing Vale's best interests. The Company also has an Operational Excellence and Risk Committee for, among other responsibilities, monitoring the Vale Management System, known as Vale Production System ("VPS"), ensuring the standardization of processes, policies and best practices to enable continuously more productive, safe and environmentally responsible operations and guarantee the integrity of the Company's assets. Furthermore, the Company has an Audit Committee which is responsible, among other responsibilities, for (a) assessing and monitoring, together with management and the internal audit area, the reasonableness and adequacy of transactions with related parties carried out by the Company, and (b) monitoring, together with the Company's Management and the independent auditors, the cases of conflicts related to the financial statements or the application of generally accepted accounting principles. The absence of conflicts of interest is one of the ethical principles of Vale's Code of Conduct. Vale rejects any action, influence or decision that is motivated by interests contrary to Vale's rules or Vale's exclusive and legitimate interests. All employees and administrators of Vale have a duty to declare any conflicts that must be managed and, if applicable, eliminated.
	5.2.2 The company's governance rules shall be made public and determine that a person who is not independent in relation to the matter under discussion or deliberation in the management or supervisory bodies of the company must state, in a timely manner, his or her conflict of interest or private interest. If he/she does not do so, such rules shall provide for another person to state the conflict if he/she is aware of it and that, as soon as the conflict of interest is identified regarding a specific subject, the person involved must stay away, even physically, from the discussions and resolutions. The rules shall provide for such temporary removal to be recorded in the minutes.	Yes	Pursuant to Vale's Bylaws, the Board of Directors is responsible for authorizing the negotiation, execution or amendment of a contract of any kind or value between the Company and (i) its shareholders, directly or through intermediaries, (ii) companies having interest, directly or indirectly, in capital stock of the controlling shareholder or are controlled, or are under common control, by entities having interest in the capital stock of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company has interest, and the Board of Directors may establish delegations, with competences and procedures, that meet the peculiarities and nature of the operations, without prejudice to keeping said collective body duly informed of all transactions of the company with related parties. It also determines that transactions with related parties must be carried out under commutative conditions, observing market conditions, and it is certain that members with potentially-conflicting interests must be excluded from the decision-making process. The Related-Party Transactions Policy provides that, either the shareholders or representatives of Vale's shareholders at the Shareholders' Meetings and the managers at the meetings of the governance bodies shall immediately state their conflicting private interest. If this is not done, another person may express the conflict. As soon as a conflict of interests is identified regarding a specific topic, the person in conflict must stay away, even physically, from the discussions, without neglecting his/her legal duties, and the statement of conflict of interest, abstention and temporary removal shall be recorded in the minutes. This precept is complied with by the Company as a routine practice, as all those potentially in conflict with the matter to be resolved do not attend the meeting so that the subject can be discussed and resolved, and the manifestation of conflict of interest, abstention from voting and the removal are recorded in the minutes. The Policy in force can be found on CVM website (www.cvm.gov.br) and the Company's website (www.vale.com), in the Investor Relations section. http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx
	5.2.3 The company shall have mechanisms to	Yes	As mentioned in item 5.2.2 above, the Company's Related-Party Transactions Policy sets out a procedure in case of conflicts of interest of shareholders.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 20 manage conflicts of interest on matters subject to voting at the shareholders' meeting, to receive and process allegations of conflicts of interest, and to cancel votes cast in conflict, even after the meeting. The Company further clarifies that, in such meetings, the legal provisions applicable to situations of conflicts of interest are duly complied with, in particular, as provided in Article 115 of the Brazilian Business Corporation Act. 5.3 Related-party transactions 5.3.1 The bylaws shall define which transactions with related parties shall be approved by the board of directors, excluding possible members with potentially conflicting interests. Yes Completion is not applicable under the terms of the Empresas.Net System. 5.3.2 The board of directors shall approve and implement a related- party transactions policy, which includes, among other rules, the following: (i) the provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the board of directors request the executive board market alternatives to the transaction with the related parties in question, adjusted by the risk factors involved; (ii) prohibition of forms of compensation of advisors, consultants or intermediaries that generate conflicts of interest with the company, the managers, the shareholders or classes of shareholders; (iii) prohibition of loans in favor of the controller and the managers; (iv) the hypothesis of transactions Yes Vale has a Related-Party Transactions and Conflict of Interests Policy, revised on January 28, 2021 by the Board of Directors, in line with the practices described in sub-item 5.3.2. The Policy aims to establish rules and procedures to be observed by the Management in transactions involving Related Parties of Vale and its subsidiaries, such as guaranteeing commutative conditions, observing market conditions, in line with current legislation and best Corporate Governance practices, ensuring transparency and full respect for Vale's interests. In addition, it has an Audit Committee that, together with the Management, monitors whether transactions are in line with the rules and procedures established in the Policy. The Related-Party Transactions and Conflict of Interests Policy can be found on the Company’s website (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx) e no website da CVM (www.cvm.gov.br).

Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 21 with related parties that shall be based on independent appraisal reports, prepared without the participation of any party involved in the operation in question, whether bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties; (v) that corporate restructurings involving related parties shall ensure equitable treatment for all shareholders. 5.4 Securities trading policy 5.4.1 The company shall adopt, by resolution of the board of directors, a policy for trading securities issued by it, which, without prejudice to the compliance with the rules established by CVM regulations, establish controls enabling the monitoring of the trading performed, as well as investigation and punishment of those responsible in case of non- compliance with the policy. Partially On February 21st, 2020, the Board of Directors approved the unification and revision of the Company's Information Disclosure and Trading of Securities Policies. With regard to Trading of Securities, the purpose of the Policy is to contribute to the orderly trading of securities issued by Vale, or referenced to them, removing any presumption of inappropriate use of information related to a relevant act or fact about Vale (“Privileged Information”) and is also intended to contribute to compliance with the laws and regulations of the United States of America, where Vale shares are traded on the stock exchange in the form of ADRs, which prohibit insider trading/dealing (use of privileged information for one's own benefit), including the practice of tipping (providing privileged information for the benefit of third parties). The controlling shareholders, if any, members of the Board of Directors, its Advisory Committees, the Board of Executive Officers and the Fiscal Council of Vale shall report, in writing, to the Investor Relations Executive Officer and, through the latter, to the CVM and the stock exchanges where Vale's shares are admitted for trading, a declaration of equity interest, which shall be made on the first business day after its investiture in office and within five days after the completion of each trade. The Investor Relations area occasionally sends to the representatives of the controlling shareholders, managers, members of the Fiscal Council and all Vale's employees a notice about the blackout period for trading, informing its beginning and end. As of 2020, the Company also intensified the control and monitoring mechanisms related to Trading of Securities, which are: (i) The Investor Relations area performs monthly the monitoring of the trading of Vale's shares in B3 (VALE3), through the bookkeeping bank system; (ii) In addition, the Investor Relations area started to request, on a monthly basis, the self-declaration on negotiations by management and members of advisory bodies, considering that the trading of other securities issued by Vale, such as the American Depositary Receipts (“ADR”), do not have a bank system that records monthly information for monitoring; (iii) In addition to the signing of the term of adhesion to the Policy in the process of hiring new employees, to attest to the knowledge, since the admission, about the provisions contained in

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			the Policy, we included in the integration of new employees a brief presentation with explanations about the importance of knowledge and respect for all Vale's securities trading guidelines. Any violation of the provisions of the Company's Policy for Disclosure of Relevant Act or Fact and Trading of Securities Policy ("Disclosure and Trading Policy") will be considered a breach of Vale's Code of Conduct and subject to its procedures and penalties, as well as penalties provided for by law or CVM rules, in addition to full compensation for damages caused to Vale and third parties. Vale's Disclosure and Trading Policy can be found on the Company's website (www.vale.com), in the Investors section (http://www.vale.com/brasil/PT/investors/corporate-governance/policies/Paginas/default.aspx) and on the CVM website (www.cvm.gov.br).
5.5 Contribution and donation policy	5.5.1 In order to ensure greater transparency regarding the use of company resources, a policy shall be developed on its voluntary contributions, including those related to political activities, to be approved by the board of directors and implemented by the executive board, with clear and objective principles and rules.	Yes	The Socioenvironmental Investment Policy, which contains guidelines for contributions and donations, was approved on November 29th, 2018, according to the document available on the website: http://www.vale.com/brasil/PT/suppliers/code_conduct/Documents/POL-0024-G_Pol_Investimentos_Socioambientais_PT.PDF In brief, the document sets forth general guidelines for the planning and execution of socioenvironmental investments, in addition to regulating concepts, principles and prohibitions. Additionally, in order to contribute to a good control environment, the company has a Global Anti-Corruption Policy, with its last update approved by Vale's Board of Directors on December 9, 2020, which applies to all employees (temporary or non-temporary) and administrator of the company and its subsidiaries, as well as to all suppliers who act on behalf of the Company and on behalf of its subsidiaries or in their interest. The company also has a Global Anti-Corruption Manual ("Manual"), which details the rules of said policy and, along with the policy, is widely disseminated internally. This policy establishes the prohibition of certain types of conduct, as, for example, donation, contribution or equivalent, directly or indirectly, for candidates for public office and/or political parties; the Manual contains procedures for the prevention and reporting of acts of corruption, as well as guidelines to be observed regarding socio-environmental investments. Such guidelines include an obligation that all socio-environmental investments be previously submitted to the analysis and approval of the Corporate Integrityarea, the 'guardian' of Vale's Ethics & Compliance Program. Lastly, pursuant to the terms of the Bylaws, it is prohibited by Vale and its controlled companies in Brazil or abroad to make, directly or indirectly through third parties, any contribution to political movements, even organized in parties, and to their representatives or candidates.
	5.5.2 The policy shall provide for the Board of Directors to be the body responsible for approving all disbursements related to political activities.	Yes	Completion is not applicable under the terms of the Empresas.Net System.
	5.5.3 The policy on voluntary contributions of state-controlled companies or having	Yes	Completion is not applicable under the terms of the Empresas.Net System.

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Report on the Brazilian Code of Corporate Governance – Publicly Held Corporations ("Code") of Vale S.A. Base date for the information: 07/30/2021 23 * * * repeated and relevant business relations with the state, shall prohibit contributions or donations to political parties or persons associated with them, even if permitted bylaw.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: July 30, 2021		Head of Investor Relations